UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2025	Commission File Number: 001-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Addition of Co-Obligor to 4.73% Senior Notes due 2034 and 5.23% Senior Notes due 2054

On June 17, 2025, Fairfax Financial Holdings Limited (the “Corporation”) added Brit Group Holdings Limited, a company incorporated under the laws of England and Wales (“Brit”), as a co-obligor of the Corporation’s outstanding series of (i) 4.73% senior notes due 2034 (CUSIP / ISIN Nos. 303901 BT8 / CA303901BT89) (the “2034 Notes”), of which C$450 million aggregate principal amount was issued on November 22, 2024, and (ii) 5.23% senior notes due 2054 (CUSIP / ISIN Nos. 303901 BS0 / CA303901BS07) (the “2054 Notes” and, together with the 2034 Notes, the “Notes”), of which C$250 million aggregate principal amount was issued on November 22, 2024. Brit is the Corporation’s wholly owned UK-based holding company that, through its subsidiaries, is a market-leading global Lloyd’s of London specialty insurer and reinsurer.

The addition of Brit as a co-obligor was effected by entry into a seventh supplemental indenture (the “Seventh Supplemental Indenture”) by and among the Corporation, Brit, The Bank of New York Mellon (“BNYM”), as U.S. Trustee, and Computershare Advantage Trust of Canada (“Computershare”), as Canadian Trustee, to the indenture dated as of December 1, 1993, among the Corporation, BNYM (as successor U.S. Trustee) and Computershare (as successor Canadian Trustee) (as supplemented by the first supplemental indenture dated as of May 9, 2011, the third supplemental indenture dated as of February 26, 2021 and the Seventh Supplemental Indenture, the “Indenture”). Pursuant to the Seventh Supplemental Indenture, the Corporation will remain a co-obligor with Brit under the Notes and the Corporation will not be relieved of any of its obligations or covenants under the Indenture or the Notes, except to the extent performance or payment is made by Brit with respect to an obligation of the Corporation under the Indenture or the Notes, in which case such performance or payment shall be in full satisfaction of such obligation of the Corporation under the Indenture or the Notes, as applicable.

A copy of the Seventh Supplemental Indenture is filed as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1

Seventh Supplemental Indenture, dated as of June 17, 2025, among Fairfax Financial Holdings Limited, Brit Group Holdings Limited, The Bank of New York Mellon and Computershare Advantage Trust of Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: June 17, 2025	By:	/s/ Derek Bulas
		Name:	Derek Bulas
		Title:	Vice President, Chief Legal Officer and Corporate Secretary